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NEEMA NASSIRI neema.nassiri@dechert.com +1 212 641 5633 Direct +1 212 698 0420 Fax

August 30, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 758 to the Registration Statement on Form N-1A

Dear Mr. Williamson:

This letter responds to comments you provided to Christopher Dailey and me of Dechert LLP during a telephonic discussion on August 12, 2019 with respect to your review of Post-Effective Amendment No. 758 (“PEA No. 758”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on June 27, 2019. PEA No. 758 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the primary purpose of registering Drexel Hamilton Class Shares of the Goldman Sachs Financial Square Government Fund and the Goldman Sachs Financial Square Prime Obligations Fund (the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.

Comment: Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter. Please allow us sufficient time to review your responses prior to the 485(b) filing.

Response: We acknowledge the comments and have addressed them accordingly.

Prospectus

2.

Comment: In connection with the “Additional Summary Information” section of the Prospectus, please supplementally provide us a brief explanation as to what types of other Intermediaries have been authorized by Drexel Hamilton to offer Drexel Hamilton Class Shares of the Funds. In addition, please supplementally clarify the reference to Intermediaries imposing a minimum amount for initial and additional investments and establishing other requirements.

August 30, 2019 Page 2

Response: The current disclosure concerning Intermediaries authorized by Drexel Hamilton to offer Drexel Hamilton Class Shares of the Funds refers to intermediaries that are registered broker-dealers (or that qualify for an exemption from such registration) that offer online trading portals for shares of various registered money market funds (“Money Fund Portals”). Clients of Drexel Hamilton may purchase Drexel Hamilton Class Shares either through Drexel Hamilton or through a Money Fund Portal on which Drexel Hamilton Class Shares have been authorized to trade.

With respect to the current disclosure concerning the potential imposition of additional purchase requirements by Intermediaries, including minimum amounts for initial and additional investments, the Registrant confirms that no such requirements are anticipated by the Registrant or Drexel Hamilton. The purpose of this disclosure is instead to generally notify investors of the possibility that Intermediaries may impose additional requirements that are not known to the Registrant and are thus not currently included in the Prospectus.

3.

Comment: We note the statement in the “Investment Management Approach – Principal Investment Strategies – Additional Fund Characteristics and Restrictions” section of the Prospectus that “[t]he Funds are generally designed for investors seeking a higher rate of return and convenient liquidation privileges.” However, it is unclear what the Funds’ returns are compared against. Please revise or advise as appropriate.

Response: The Registrant has revised this statement in the Prospectus as follows:

The Funds are generally designed for investors seeking a higher rate of return than traditional money market instruments and convenient liquidation privileges.

4.

Comment: We note your disclosure in the “Shareholder Guide – How to Buy Shares – What Should I Know When I Purchase Drexel Hamilton Class Shares Through An Intermediary?” section of the Prospectus that the “Investment Adviser, Distributor and/or their affiliates may make payments or provide services to Intermediaries to promote the sale . . . of the Funds.” The disclosure also indicates that contributions may be made to “various non-cash and cash incentive arrangements to promote the sale of Drexel Hamilton Class Shares,” as well as to “sponsor sales contests and/or promotions.” Please supplementally advise us of the nature of these contributions and proposed activities. To the extent applicable, please advise us of how recent rulemakings may impact the scope of these activities.

August 30, 2019 Page 3

Response: The Registrant is aware that Regulation Best Interest (the “Rule”) will become effective on September 10, 2019, with a compliance date of June 30, 2020. The Registrant has nonetheless taken the opportunity presented by the Staff’s comment to remove the references identified by the Staff regarding non-cash and cash incentive arrangements, sales contests and promotions, in recognition of the investor protections that will be in place after the Rule’s transition period. Specifically, the Registrant has revised the disclosure identified by the Staff as follows:

These payments may also, to the extent permitted by applicable regulations, sponsor various trainings and educational programs.

The Registrant anticipates that it will make similar changes to its registration statements for its other series over the course of their annual updates.

5.

Comment: We note your disclosure in the “Shareholder Guide – How to Buy Shares – How Are Shares Priced?” section of the Prospectus that the Funds’ “[s]hares may be priced periodically throughout the day by the Funds’ accounting agent.” Please advise us of the purpose of this disclosure. It is unclear, for example, under what circumstances a Fund would price its shares throughout the day, how you would inform investors of this, and what prices investors would receive for their purchases or redemptions, assuming a Fund did price its shares throughout the day. Please revise or advise as appropriate.

Response: The “Shareholder Guide – How To Buy Shares – When Will Redemption Proceeds Be Paid?” section of the Prospectus currently provides that “[r]edemption proceeds will normally be paid . . . on the same day of the redemption order, if the redemption order is accepted by . . . 5:00 p.m. Eastern Time” for the Goldman Sachs Financial Square Government Fund (the “Government Fund”). In order to facilitate the intra-day redemptions contemplated by this disclosure, the Registrant’s Board of Trustees previously authorized, in accordance with Rule 22c-1 under the Investment Company Act of 1940 (the “ICA”), the hourly computation of the Government Fund’s net asset value (“NAV”) by the Fund’s fund accounting agent, such that the Government Fund may fulfill intra-day redemption orders before its final NAV calculation at 5:00 p.m. This allows the Government Fund to fulfill intra-day redemption orders throughout the day while still complying with Rule 22c-1’s requirement that investment companies price their shares based on the their current NAV “next computed” after receipt of such an order.

August 30, 2019 Page 4

The purpose of the disclosure identified by the Staff is to notify investors of this intra-day NAV computation for the Government Fund, which is a government money market fund that seeks to maintain a stable NAV of $1.00 per share in reliance on the amortized cost method of valuation in accordance with Rule 2a-7(c)(i) under the ICA. The Registrant notes that the disclosure identified by the Staff predates the 2014 amendments to Rule 2a-7, which required certain money market funds to begin calculating NAV using the market-based values of their portfolio securities, and that the disclosure is not intended to apply to any such floating NAV funds. Accordingly, the Registrant has revised this disclosure as follows:

Shares of the Government Fund will also generally be priced throughout the day by the Fund’s fund accounting agent for the purpose of fulfilling intra-day purchase or redemption orders.

The Registrant anticipates that it will make similar changes to the registration statements for its other series over the course of their annual updates.

6.	Comment: Please revise the “Financial Highlights” section of the Prospectus to include financial highlights for an existing share class or classes of each Fund per Item 13 of Form N-1A.

Response: The Registrant has updated the “Financial Highlights” section of the Prospectus in response to this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5633 if you wish to discuss this correspondence further.

Sincerely,

/s/ Neema Nassiri
Neema Nassiri

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP